UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number

001-08382

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Fleminggatan 20

SE-112 26 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-275269) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1.	Registrant’s report for the fourth quarter of 2023.

Exhibit 99.2	Table of unaudited consolidated capitalization of the Registrant.

1

AB Svensk Exportkredit (publ)

Swedish Export Credit Corporation

Year-end Report 2023

January - December 2023

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 23, 2024

AB Svensk Exportkredit (publ)

(Swedish Export Credit Corporation)

By:	/s/ Magnus Montan

Magnus Montan, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

January–December 2023

(Compared to the period January-December 2022)

●	Net interest income Skr 2,895 million (2022: Skr 2,179 million)

●	Operating profit Skr 1,568 million (2022: Skr 1,471 million)

●	Net profit Skr 1,244 million (2022: Skr 1,166 million)

●	Lending portfolio growth 3.6 percent (2022: 15.3 percent)

●	New lending Skr 80.2 billion (2022: Skr 133.2 billion)

●	Basic and diluted earnings per share Skr 312 (2022: Skr 292)

●	After-tax return on equity 5.6 percent (2022: 5.5 percent)

October–December 2023

(Compared to the period October-December 2022)

●	Net interest income Skr 771 million (4Q22: Skr 648 million)

●	Operating profit Skr 274 million (4Q22: Skr 621 million)

●	Net profit Skr 217 million (4Q22: Skr 491 million)

●	Lending portfolio growth -3.2 percent (4Q22: -0.8 percent)

●	New lending Skr 29.1 billion (4Q22: Skr 34.8 billion)

●	Basic and diluted earnings per share Skr 55 (4Q22: Skr 123)

●	After-tax return on equity 3.8 percent (4Q22: 9.2 percent)

Equity and balances

(Compared to December 31, 2022)

●	Total capital ratio 21.3 percent (year-end 2022: 20.6 percent)

●	Total assets Skr 365.9 billion (year-end 2022: Skr 375.5 billion)

●	Total lending portfolio Skr 283.3 billion (year-end 2022: Skr 273.4 billion)

– of which green lending 11.0 percent (year-end 2022: 9.5 percent)

●	Loans, outstanding and undisbursed Skr 338.3 billion (year-end 2022: Skr 348.8 billion)

●	Outstanding senior debt Skr 317.7 billion (year-end 2022: Skr 326.3 billion)

– of which green borrowings 7.4 percent (year-end 2022: 5.9 percent)

●	Proposed ordinary dividend Skr 248 million (year-end 2022: –)

Year-end Report 2023	Page 2 of 29

New customers, record high net interest income and unchanged operating expenses

SEK posted record high net interest income for the fourth quarter and for the entire year. At the same time, the operating expenses remained unchanged compared to the previous year. Net profit increased 7 percent year-on-year. Return on equity totaled 5.6 percent for 2023, which means that SEK achieved the profitability target of 5 percent return on equity. New lending for the full year totaled Skr 80 billion, which was a higher volume than the historical average.

In the fourth quarter, interest rates remained high in the Swedish economy, while inflation slowed. The period of policy rate hikes is possibly over and we are more likely entering a period of stabilization or lowered interest rates, which should be positive for the economy. The Swedish krona remains weak, but showed some signs of recovery in the fourth quarter. SEK’s latest Export Credit Trends Survey, published in December 2023, revealed that many Swedish exporters do not view a weak krona as entirely positive. A somewhat stronger krona could benefit Swedish exports, as it would lead to lower costs for input goods that are often imported.

Net interest income increased 33 percent year-on-year, resulting in the highest net interest income in the company’s history. SEK has actively worked to streamline the efficiency of its operations and, despite inflation being high, our operating expenses remained unchanged year-on-year. In 2023, the provisions for expected credit losses were high and totaled Skr 585 million. These provisions mainly pertained to three individual exposures. The credit quality of our portfolio is generally good. SEK’s net profit for 2023 amounted to Skr 1,244 million, an increase of 7 percent year-on-year.

Return on equity totaled 5.6 percent for 2023, which means that we achieved our profitability target for the year of 5 percent, largely thanks to our strong underlying net interest income. Our long-term strategy to grow our customer base has been successful in that it has enabled a higher and more stable income base for us while also providing access to the Swedish export credit system to more companies.

SEK achieved new lending of Skr 80 billion for the full year, an increase compared to the historical average. The share of sustainability classified lending posted a positive trend over the year and increased from 12.0 to 15.7 percent, which was in line with our strategy.

We are entering a new year dominated by considerable uncertainty. Russia’s war in Ukraine shows no signs of ending and the war between Israel and Hamas has now been ongoing for over three months, with the risk of spreading to other countries. The Houthi militia's attacks on commercial ships in the Red Sea are having a negative effect on trade flows. We are in an economic downturn, which further contributes to the uncertainty.

SEK’s position as a long-term and stable financial partner is more important than ever before. SEK is well capitalized and has good liquidity and is well equipped for the coming years.

Magnus Montan Chief Executive Officer

Year-end Report 2023	Page 3 of 29

High new lending ended the year

Despite uncertainty continuing to dominate the business environment and caution the pace of investments, SEK posted high new lending of Skr 29.1 billion in the fourth quarter of 2023. For the full year, SEK posted a new lending volume of Skr 80 billion. SEK’s new lending volumes for project financing amounted to Skr 8 billion, which is historically high. While new lending to Swedish exporters was high during the year, demand for loans under the state supported CIRR-system was low.

The high interest rates during most of the year together with the likely ongoing recession in the global economy contributed to lower demand for export credits. This is because some investments have been postponed and others were cancelled as a result of updated investment estimates based on significantly higher interest rates. The weak krona has also resulted in higher costs for input goods, further slowing the pace for investments by SEK’s customers.

SEK’s strategy entails supporting customers with their climate transition. Sustainability classified lending increased during the fourth quarter from 14.8 to 15.7 percent, primarily due to increased demand for green project financing.

SEK’s new lending
Skr bn	Jan-Dec 2023	Jan-Dec 2022
Lending to Swedish exporters[1]	29.8	50.3
Lending to exporters’ customers[2]	50.4	82.9
Total	80.2	133.2
of which CIRR-loans	7%	22%

1	Of which Skr 1.2 billion (year-end 2022: Skr 6.2 billion) had not been disbursed at period end.

2	Of which Skr 9.5 billion (year-end 2022: Skr 28.6 billion) had not been disbursed at period end.

Year-end Report 2023	Page 4 of 29

Substantial increase in borrowing

Despite geopolitical concern and increased tension in the Middle East, the international capital markets remained relatively stable in the fourth quarter.

As part of SEK’s business strategy to lengthen the duration of the company’s borrowing, SEK extended the tenors of borrowing outstanding in EUR and USD by issuing bonds with seven-year maturities in the third quarter. In the fourth quarter, SEK also extended the tenor outstanding in AUD by issuing a seven-year fixed-rate bond denominated in AUD in the amount of 500 million. In addition, in the fourth quarter SEK also issued green bonds with three-year maturities in Swedish kronor in a total amount of Skr 2.5 billion.

In 2023, SEK had greater borrowing needs than traditionally as a result of the company’s strong lending portfolio growth in recent years. Even if global financial markets have been volatile throughout the year, SEK has successfully managed to complete its planned borrowing transactions. In 2023, SEK raised borrowings of Skr 126 billion with maturities of more than one year compared to Skr 88 billion in 2022.

SEK’s borrowing
Skr bn	Jan-Dec 2023	Jan-Dec 2022
New long-term borrowing	126.2	88.5
New short-term borrowing	50.1	71.3
Outstanding senior debt	317.7	326.3
Repurchase and redemption of own debt	12.4	8.9

Year-end Report 2023	Page 5 of 29

January–December 2023

Operating profit amounted to Skr 1,568 million (2022: Skr 1,471 million). Net profit amounted to Skr 1,244 million (2022: Skr 1,166 million). The increase in net profit compared to the previous year was primarily the result of higher net interest income while higher net credit losses reduced the difference between the years.

Net interest income

Net interest income amounted to Skr 2,895 million (2022: Skr 2,179 million), representing an increase of 33 percent compared to the previous year. An increased lending portfolio together with rising interest rates in Swedish kronor contributed to higher net interest income.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Dec 2023	Jan-Dec 2022	Change
Total lending portfolio	278.4	255.3	9%
Liquidity investments	66.4	72.1	-8%
Interest-bearing assets	355.7	338.0	5%
Interest-bearing liabilities	322.0	310.6	4%

Net results of financial transactions

Net results of financial transactions amounted to Skr 21 million (2022: Skr 69 million), of which Skr 9 million is attributable to prepayments of loans.

Operating expenses

Operating expenses amounted to Skr -712 million (2022: Skr -712 million), unchanged compared to the previous year. The personnel expenses remained unchanged while other administrative expenses increased at the same time as depreciation and impairment of non-financial assets decreased. No provision was made for the individual variable remuneration program (2022: Skr 7 million).

Net credit losses

Net credit losses amounted to Skr -585 million (2022: Skr -34 million). Net credit losses were mainly attributable to increased provisions for expected credit losses for exposures in stage 3.

Loss allowances as of December 31, 2023, amounted to Skr -795 million compared to Skr -223 million as of December 31, 2022, of which exposures in stage 3 amounted to Skr -567 million (year-end 2022: Skr -70 million). During the second quarter, two exposures linked to the same project were moved to stage 3 and the provision for these exposures amounted to Skr -236 million. During the fourth quarter, one additional exposure was moved to stage 3 and the provision for that exposure amounted to Skr -294 million. The provision ratio amounted to 0.23 percent (year-end 2022: 0.06 percent).

SEK’s IFRS 9 model is based on a business cycle parameter. The business cycle parameter reflects the general risk of default in each probability of default (PD) segment and should reflect the general risk of default in the economy. Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s assessment, see Note 4.

Taxes

Tax costs amounted to Skr -324 million (2022: Skr -305 million), and the effective tax rate amounted to 20.7 percent (2022: 20.7 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 34 million (2022: Skr 20 million). The result is mainly explained by unrealized gains incurred from derivatives in cash flow hedging with approaching maturities, offset by a negative result related to changes in own credit risk due to decreased credit spreads.

October–December 2023

Operating profit amounted to Skr 274 million (4Q22: Skr 621 million). Net profit amounted to Skr 217 million (4Q22: Skr 491 million). The lower net profit compared to the same period in the previous year was primarily the result of increased provisions for expected credit losses, as well as lower net results of financial transactions, offset by higher net interest income and lower tax costs.

Net interest income

Net interest income amounted to Skr 771 million (4Q22: Skr 648 million), representing an increase of 19 percent compared to the same period in the previous year. An increased lending portfolio together with rising interest rates in Swedish kronor contributed to higher net interest income during the period.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Oct-Dec 2023	Oct-Dec 2022	Change
Total lending portfolio	288.0	274.5	5%
Liquidity investments	68.5	76.1	-10%
Interest-bearing assets	366.6	364.1	1%
Interest-bearing liabilities	339.6	334.6	1%

Net results of financial transactions

Net results of financial transactions amounted to Skr 120 million (4Q22: Skr 223 million). Of this, Skr 114 million related to unrealized value changes, where the liquidity portfolio and changes in currency basis spreads contributed to a positive impact on the result.

Operating expenses

Operating expenses amounted to Skr -206 million (4Q22: Skr -229 million), representing a decrease of 10 percent compared to the same period in the previous year. The decrease in operating expenses was primarily due to decreased personnel expenses and lower depreciation and impairment of non-financial assets. No provision was made for the individual variable remuneration program (4Q22: Skr 1 million).

Year-end Report 2023	Page 6 of 29

Net credit losses

Net credit losses amounted to Skr -392 million (4Q22: Skr -12 million). Net credit losses were mainly attributable to increased provisions for expected credit losses for exposures in stage 3, where the biggest impact was from one exposure in the amount of Skr -294 million that was moved to stage 3 during the fourth quarter.

SEK’s IFRS 9 model is based on a business cycle parameter. The business cycle parameter reflects the general risk of default in each probability of default (PD) segment and should reflect the general risk of default in the economy. Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s assessment, see Note 4.

Taxes

Tax costs amounted to Skr -57 million (4Q22: Skr -130 million), and the effective tax rate amounted to 20.8 percent (4Q22: 20.9 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 40 million (4Q22: Skr 7 million). The outcome is mainly explained by unrealized gains incurred from derivatives in cash flow hedging due to falling interest rates in the quarter, offset by a negative result linked to changes in own credit risk due to decreased credit spreads.

Statement of Financial Position

Total assets and liquidity investments

Total assets decreased by 3 percent compared to year-end 2022. A decreased volume of liquidity investments drove the decrease in the company’s assets.

Skr bn	December 31, 2023	December 31, 2022	Change
Total assets	365.9	375.5	-3%
Liquidity investments	56.6	76.3	-26%
Total lending portfolio	283.3	273.4	4%
of which green	31.2	25.9	20%
of which CIRR-loans	101.4	94.2	8%

Liabilities and equity

As of December 31, 2023, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding, and loans committed at all maturities. SEK considers all of its outstanding commitments to be covered through maturity.

SEK has during 2023 had a credit facility in place with the Swedish National Debt Office of up to Skr 175 billion. The credit facility can be utilized when the Swedish export industry’s demand for financing is particularly high.

Capital adequacy

As of December 31, 2023, SEK’s total own funds amounted to Skr 22.3 billion (year-end 2022: Skr 20.8 billion). The total capital ratio was

21.3 percent (year-end 2022: 20.6 percent), representing a margin of 4.1 percentage points above SEK’s estimate of Finansinspektionen’s (the “Swedish FSA”) requirement of 17.2 percent as of December 31, 2023. The corresponding Common Equity Tier 1 capital estimated requirement was 12.1 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this total capital ratio represents a margin of 9.2 percentage points above the requirement. Overall, SEK is strongly capitalized and has healthy liquidity.

Percent	December 31, 2023	December 31, 2022
Common Equity Tier 1 capital ratio	21.3	20.6
Tier 1 capital ratio	21.3	20.6
Total capital ratio	21.3	20.6
Leverage ratio	9.3	8.4
Liquidity coverage ratio (LCR)	494	311
Net stable funding ratio (NSFR)	131	119

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Dividend

The Board of Directors has resolved to propose the payment of a dividend of 20 percent of the year’s profit at the company’s annual general meeting, corresponding to Skr 248 million (2022: –), which is in line with the company’s dividend policy of 20-40 percent.

Other events

At SEK’s annual general meeting held on March 27, 2023, it was resolved that no dividend would be paid for 2022.

During the first quarter 2023, SEK’s new Chief Risk Officer took up his position.

As of 2023, the Head of Compliance became part of the executive management.

At the end of June, the Swedish National Debt Office (the “Debt Office”) communicated its decision that it does not consider there to be grounds for managing SEK through resolution. The decision entails a change to the Debt Office’s previous assessment. The Debt Office has therefore decided on a new resolution plan and that minimum requirement for own funds and eligible liabilities (MREL) is to be limited to a loss absorption amount, i.e., the sum of SEK’s Pillar 1 and Pillar 2 requirements.

For 2024, the Swedish government has decided that SEK’s credit facility in place with the Debt Office will amount to Skr 125 billion. The amount is adjusted to the level that applied before the pandemic. The change has no material impact on SEK, and SEK’s balance sheet continues to be match-funded.

Year-end Report 2023	Page 7 of 29

The macro environment

In the third quarter of 2023, Sweden’s GDP decreased 0.3 percent quarter-on-quarter. Exports increased 1.4 percent. Unemployment amounted to 7.9 percent at the end of November 2023, which was a decrease compared to the end of August 2023. The rate of inflation in November 2023 was 3.6 percent, which was a decrease from October 2023, when the rate of inflation was 4.2 percent. Essentially stable food prices contributed to the current decline in inflation, which is now slowly approaching the Riksbank’s (Sweden’s Central Bank) target of 2 percent.

The Riksbank raised the policy rate on four occasions in 2023 from 2.50 percent to 4.00 percent, and the hiking cycle is now expected to have peaked. A higher policy rate has positively impacted SEK’s net interest income. The company anticipates that higher market interest rates will have limited impact on the company’s aggregated credit risk.

SEK believes that there is a higher-than-normal level of risk in the financial markets that can affect the company. Russia’s war in Ukraine has a limited direct financial effect on SEK since the company has very low lending in Russia and no lending in Ukraine or Belarus. However, the high level of uncertainty in the financial markets may have a more long-term effect on SEK’s customers and, thereby, on SEK. The Western world has gradually escalated sanctions against Russia and continues to support Ukraine with military and protective equipment as well as provide direct economic support to Ukraine’s armed forces. The long-term humanitarian and socioeconomic effects of Russia’s war in Ukraine are expected to be extensive and the prevailing geopolitical security tension caused by the conflict could continue for a long time. The armed conflict between Israel and Hamas is also contributing to the uncertainty. Furthermore, the Houthi militia’s attacks on commercial ships in the Red Sea had a negative effect on trade flows with higher freight rates and shipping delays.

SEK believes that information security threats, particularly in relation to cybersecurity, have increased as a consequence of Sweden’s support of Ukraine.

Risk factors

Various risks arise as part of SEK’s operations, including primarily credit risks, but also market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report (Pillar 3) 2022 and Note 30 to the annual financial statements included in SEK’s 2022 Annual Report on Form 20-F, as well as the “Risk Factors” section in SEK’s 2022 Annual Report on Form 20-F.

Year-end Report 2023	Page 8 of 29

Financial targets

Profitability target	A return on equity after tax of at least 5 percent.
Dividend policy	Payment of an ordinary dividend of 20-40 percent of the profit for the year.
Capital target	SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 19.2-21.2 percent and the Common Equity Tier 1 capital ratio should amount to 16.1 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of December 31, 2023.

Key performance indicators (unaudited)

Skr mn (if not otherwise indicated)	Oct-Dec 2023	Jul-Sep 2023	Oct-Dec 2022	Jan-Dec 2023	Jan-Dec 2022
New lending	29,081	15,172	34,774	80,159	133,181
of which to Swedish exporters	7,147	5,681	11,873	29,788	50,307
of which to exporters’ customers	21,934	9,491	22,901	50,371	82,874
of which CIRR-loans as a percentage of new lending	19%	–	20%	7%	22%
Total lending portfolio	283,303	292,671	273,448	283,303	273,448
of which green	11.0%	10.3%	9.5%	11.0%	9.5%
of which social	0.5%	0.5%	0.4%	0.5%	0.4%
of which sustainability-linked	4.2%	4.0%	2.1%	4.2%	2.1%
Loans, outstanding and undisbursed	338,278	341,028	348,817	338,278	348,817

Customer growth	1%	1%	6%	3%	14%

New long-term borrowings	6,020	40,127	32,778	126,214	88,472
New short-term borrowings	16,832	11,239	33,663	50,051	71,338
Outstanding senior debt	317,736	361,390	326,270	317,736	326,270
of which green	7.4%	5.8%	5.9%	7.4%	5.9%

After-tax return on equity	3.8%	9.2%	9.2%	5.6%	5.5%
Proposed ordinary dividend	–	–	–	248	–

Common Equity Tier 1 capital ratio	21.3%	20.8%	20.6%	21.3%	20.6%
Tier 1 capital ratio	21.3%	20.8%	20.6%	21.3%	20.6%
Total capital ratio	21.3%	20.8%	20.6%	21.3%	20.6%
Leverage ratio	9.3%	8.1%	8.4%	9.3%	8.4%
Liquidity coverage ratio (LCR)	494%	1,664%	311%	494%	311%
Net stable funding ratio (NSFR)	131%	132%	119%	131%	119%
Risk exposure amount	104,714	105,505	100,926	104,714	100,926

See definitions on page 30.

Year-end Report 2023	Page 9 of 29

Condensed Consolidated Statement of Comprehensive Income (unaudited)

Skr mn	Note	Oct-Dec 2023	Jul-Sep 2023	Oct-Dec 2022	Jan-Dec 2023	Jan-Dec 2022
Interest income		5,428	5,243	3,124	19,438	6,729
Interest expenses		-4,657	-4,476	-2,476	-16,543	-4,550
Net interest income	2	771	767	648	2,895	2,179
Net fee and commission expense		-19	-12	-9	-51	-31
Net results of financial transactions	3	120	-1	223	21	69
Total operating income		872	754	862	2,865	2,217
Personnel expenses		-108	-88	-123	-402	-402
Other administrative expenses		-59	-48	-56	-222	-216
Depreciation and impairment of non-financial assets		-39	-16	-50	-88	-94
Total operating expenses		-206	-152	-229	-712	-712
Operating profit before credit losses		666	602	633	2,153	1,505
Net credit losses	4	-392	46	-12	-585	-34
Operating profit		274	648	621	1,568	1,471
Tax expenses		-57	-134	-130	-324	-305
Net profit[1]		217	514	491	1,244	1,166

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		74	17	-7	63	-122
Tax on items to be reclassified to profit or loss		-15	-4	1	-13	25
Net items to be reclassified to profit or loss		59	13	-6	50	-97
Items not to be reclassified to profit or loss
Own credit risk		-30	-14	15	-23	99
Revaluation of defined benefit plans		-4	-2	-1	-6	43
Tax on items not to be reclassified to profit or loss		6	4	-3	6	-30
Net items not to be reclassified to profit or loss		-28	-12	11	-23	112

Total other comprehensive income		31	1	5	27	15

Total comprehensive income[1]		248	515	496	1,271	1,181

Skr
Basic and diluted earnings per share[2]		55	128	123	312	292

1	The entire profit is attributable to the shareholder of the Parent Company.
2	Net profit divided by average number of shares, which amounts to 3,990,000 for each period.
Year-end Report 2023	Page 10 of 29

Consolidated Statement of Financial Position (unaudited)

Skr mn	Note	December 31, 2023	December 31, 2022
Assets
Cash and cash equivalents	5	3,482	4,060
Treasuries/government bonds	5	11,525	15,048
Other interest-bearing securities except loans	5	41,561	57,144
Loans in the form of interest-bearing securities	4, 5	51,227	54,257
Loans to credit institutions	4, 5	19,009	22,145
Loans to the public	4, 5	224,165	207,737
Derivatives	5, 6	6,432	10,304
Tangible and intangible assets		245	307
Deferred tax asset		1	25
Other assets		288	285
Prepaid expenses and accrued revenues		7,994	4,162
Total assets		365,929	375,474

Liabilities and equity
Borrowing from credit institutions	5	3,628	7,153
Debt securities issued	5	314,108	319,117
Derivatives	5, 6	12,637	13,187
Other liabilities		4,272	10,242
Accrued expenses and prepaid revenues		8,387	4,172
Provisions		51	28
Total liabilities		343,083	353,899

Share capital		3,990	3,990
Reserves		-87	-114
Retained earnings		18,943	17,699
Total equity		22,846	21,575

Total liabilities and equity		365,929	375,474

Year-end Report 2023	Page 11 of 29

Condensed Consolidated Statement of Changes in Equity (unaudited)

Skr mn	Equity	Share capital	Reserves			Retained earnings
			Hedge reserve	Own credit risk	Defined benefit plans
Opening balance of equity January 1, 2022	20,808	3,990	–	-102	-27	16,947
Net profit Jan-Dec 2022	1,166					1,166
Other comprehensive income Jan-Dec 2022	15		-97	79	33
Total comprehensive income Jan-Dec 2022	1,181	–	-97	79	33	1,166
Dividend	-414					-414
Closing balance of equity December 31, 2022[1]	21,575	3,990	-97	-23	6	17,699

Opening balance of equity January 1, 2023	21,575	3,990	-97	-23	6	17,699
Net profit Jan-Dec 2023	1,244					1,244
Other comprehensive income Jan-Dec 2023	27		50	-18	-5
Total comprehensive income Jan-Dec 2023	1,271	–	50	-18	-5	1,244
Dividend	–					–
Closing balance of equity December 31, 2023[1]	22,846	3,990	-47	-41	1	18,943

1	The entire equity is attributable to the shareholder of the Parent Company.

Year-end Report 2023	Page 12 of 29

Condensed Statement of Cash Flows in the Consolidated Group (unaudited)

Skr mn	Jan-Dec 2023	Jan-Dec 2022
Operating activities
Operating profit	1,568	1,471
Adjustments for non-cash items in operating profit	1,271	329
Income tax paid	-528	-420
Changes in assets and liabilities from operating activities	3,275	-29,617
Cash flow from operating activities	5,586	-28,237

Investing activities
Capital expenditures	-26	-70
Cash flow from investing activities	-26	-70

Financing activities
Change in senior debt	-8,642	10,793
Derivatives, net	2,868	9,770
Dividend paid	–	-414
Payment of lease liability	-28	-23
Cash flow from financing activities	-5,802	20,126

Cash flow for the period	-242	-8,181

Cash and cash equivalents at beginning of the period	4,060	11,128
Cash flow for the period	-242	-8,181
Exchange-rate differences on cash and cash equivalents	-336	1,113
Cash and cash equivalents at end of the period[1]	3,482	4,060

1	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Year-end Report 2023	Page 13 of 29

Notes

Note 1.	Accounting policies
Note 2.	Net interest income
Note 3.	Net results of financial transactions
Note 4.	Impairments
Note 5.	Financial assets and liabilities at fair value
Note 6.	Derivatives
Note 7.	CIRR-system
Note 8.	Pledged assets and contingent liabilities
Note 9.	Capital adequacy
Note 10.	Exposures
Note 11.	Reference interest rate reform
Note 12.	Transactions with related parties
Note 13.	Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures relate to the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed year-end report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2022 annual financial statements included in SEK’s 2022 Annual Report on Form 20-F, except for the changes described below. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

Amendments to IAS 12 Income Taxes for deferred tax, which became effective for annual reporting periods beginning on or after January 1, 2023, relate to assets and liabilities arising from a single transaction. The amendments require companies to recognize deferred tax on particular transactions that, upon initial recognition, give rise to taxable and deductible temporary differences of equal amounts, for example a lease liability and its corresponding right-of-use asset at the commencement of the lease. The change affects SEK’s accounting principles, but has no material impact on SEK’s financial statements, capital adequacy or large exposure ratios. The transition effect for opening balances as of 2023 was insignificant.

During the fourth quarter of 2023, SEK has switched from the core approach to the simplified approach for prudent valuation in accordance with Article 4 of the Delegated Regulation (EU) no 2016/101. The change in accounting method has had a positive impact on the capital base, see note 9 Capital adequacy.

There are no IFRS or IFRS Interpretations Committee interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Year-end Report 2023	Page 14 of 29

Note 2. Net interest income

Skr mn	Oct-Dec 2023	Jul-Sep 2023	Oct-Dec 2022	Jan-Dec 2023	Jan-Dec 2022
Interest income
Loans to credit institutions	232	305	232	1,113	506
Loans to the public	2,621	2,426	1,698	9,181	5,106
Loans in the form of interest-bearing securities	677	651	410	2,448	1,114
Interest-bearing securities excluding loans in the form of interest-bearing securities	824	763	353	2,885	535
Derivatives	1,001	1,023	365	3,519	-797
Administrative remuneration CIRR-system	68	65	61	261	237
Other assets	5	10	5	31	28
Total interest income[1]	5,428	5,243	3,124	19,438	6,729
Interest expenses
Interest expenses	-4,596	-4,415	-2,426	-16,299	-4,353
Resolution fee	-24	-24	-22	-94	-88
Risk tax	-37	-37	-28	-150	-109
Total interest expenses	-4,657	-4,476	-2,476	-16,543	-4,550
Net interest income	771	767	648	2,895	2,179
1 Interest income calculated using the effective interest method amounted to Skr 13,396 million during January-December 2023 (2022: Skr 6,563 million).

Note 3. Net results of financial transactions

Skr mn	Oct-Dec 2023	Jul-Sep 2023	Oct-Dec 2022	Jan-Dec 2023	Jan-Dec 2022
Derecognition of financial instruments not measured at fair value through profit or loss	4	1	6	9	9
Financial assets or liabilities at fair value through profit or loss	164	-38	233	33	-19
Financial instruments under fair-value hedge accounting	-50	36	-17	-23	88
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	2	0	1	2	-9
Total net results of financial transactions	120	-1	223	21	69

Year-end Report 2023	Page 15 of 29

Note 4. Impairments

Skr mn	Oct-Dec 2023	Jul-Sep 2023	Oct-Dec 2022	Jan-Dec 2023	Jan-Dec 2022
Expected credit losses, stage 1	-44	7	0	-36	-38
Expected credit losses, stage 2	-43	-4	-1	-40	6
Expected credit losses, stage 3	-305	41	-12	-513	-15
Established losses	–	–	–	–	–
Reserves applied to cover established credit losses	–	–	–	–	–
Recovered credit losses	–	2	1	4	13
Net credit losses	-392	46	-12	-585	-34

Skr mn	December 31, 2023				December 31, 2022
	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	239,892	34,916	9,252	284,060	273,658
Off-balance sheet exposures, before expected credit losses	38,371	19,374	4,701	62,446	80,171
Total, before expected credit losses	278,263	54,290	13,953	346,506	353,829
Loss allowance, loans	-151	-40	-566	-757	-210
Loss allowance, off-balance sheet exposures[1]	-16	-21	-1	-38	-13
Total loss allowance	-167	-61	-567	-795	-223
Provision ratio (in percent)	0.06%	0.11%	4.07%	0.23%	0.06
1 Recognized under provision in Consolidated Statement of Financial Position. Off-balance sheet exposures consist of guarantee commitments, committed undisbursed loans and binding offers, see Note 8.

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	December 31, 2023				December 31, 2022
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-130	-23	-70	-223	-164
Increases due to origination and acquisition	-68	-33	-36	-137	-70
Net remeasurement of loss allowance	3	4	8	15	23
Transfer to stage 1	0	0	–	0	6
Transfer to stage 2	3	-25	–	-22	-11
Transfer to stage 3	2	0	-493	-491	-19
Decreases due to derecognition	24	14	8	46	24
Decrease in allowance account due to write-offs	–	–	–	–	–
Exchange-rate differences[1]	-1	2	16	17	-12
Closing balance	-167	-61	-567	-795	-223
1 Recognized under net results of financial transactions in Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The parameter is standard normally distributed where zero indicates a neutral economy as the economy has been on average, historically. The business cycle parameters for the base scenario are between 0.0 and 0.2 for the various probability of default (PD) segments. The base scenarios have been weighted at 70 percent, the downturn scenarios have been weighted at 30 percent, and the upturn scenarios have been weighted at zero percent between the different PD-segments.

Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s overall assessment. This resulted in an increase of expected credit losses, which was calculated pursuant to SEK’s IFRS 9 model as of December 31, 2023.

Year-end Report 2023	Page 16 of 29

Note 5. Financial assets and liabilities at fair value

Skr mn	December 31, 2023
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	3,482	3,482	–
Treasuries/governments bonds	11,525	11,525	–
Other interest-bearing securities except loans	41,561	41,561	–
Loans in the form of interest-bearing securities	51,227	52,519	1,292
Loans to credit institutions	19,009	19,260	251
Loans to the public	224,165	223,759	-406
Derivatives	6,432	6,432	–
Total financial assets	357,401	358,538	1,137
Borrowing from credit institutions	3,628	3,628	–
Debt securities issued	314,108	313,931	-177
Derivatives	12,637	12,637	–
Total financial liabilities	330,373	330,196	-177

Skr mn	December 31, 2022
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	4,060	4,060	–
Treasuries/governments bonds	15,048	15,048	–
Other interest-bearing securities except loans	57,144	57,144	–
Loans in the form of interest-bearing securities	54,257	54,877	620
Loans to credit institutions	22,145	21,747	-398
Loans to the public	207,737	204,543	-3,194
Derivatives	10,304	10,304	–
Total financial assets	370,695	367,723	-2,972
Borrowing from credit institutions	7,153	7,153	–
Debt securities issued	319,117	318,900	-217
Derivatives	13,187	13,187	–
Total financial liabilities	339,457	339,240	-217

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2022 Annual Report on Form 20-F, see Note 1 (h) (viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments.

Year-end Report 2023	Page 17 of 29

Financial assets in fair value hierarchy

Skr mn	Financial assets at fair value
	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	1,030	10,495	–	11,525
Other interest-bearing securities except loans	17,161	24,400	–	41,561
Derivatives	–	6,377	55	6,432
Total, December 31, 2023	18,191	41,272	55	59,518
Total, December 31, 2022	23,708	58,685	103	82,496

Financial liabilities in fair value hierarchy

Skr mn	Financial liabilities at fair value
	Level 1	Level 2	Level 3	Total
Debt securities issued	–	12,228	8,271	20,499
Derivatives	–	10,303	2,334	12,637
Total, December 31, 2023	–	22,531	10,605	33,136
Total, December 31, 2022	–	10,820	31,155	41,975

Transfers of Skr 11,291 million for debt securities issued and Skr -27 million for derivatives were made from level 3 to level 2, due to fewer elements of assessment in the valuation (year-end 2022: there were no transfers between levels during the period).

Financial assets and liabilities at fair value in Level 3, 2023

Skr mn	January 1, 2023	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	December 31, 2023
Debt securities issued	-26,536	-180	10,202	-1,912	11,291	-1,927	-207	998	-8,271
Derivatives, net	-4,516	–	1,416	–	-27	1,419	–	-571	-2,279
Net assets and liabilities	-31,052	-180	11,618	-1,912	11,264	-508	-207	427	-10,550

Financial assets and liabilities at fair value in Level 3, 2022

Skr mn	January 1, 2022	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	December 31, 2022
Debt securities issued	-32,555	-4,267	10,255	–	–	2,641	-52	-2,558	-26,536
Derivatives, net	-2,037	0	221	–	–	-616	–	-2,084	-4,516
Net assets and liabilities	-34,592	-4,267	10,476	–	–	2,025	-52	-4,642	-31,052

1	Gains and losses through profit or loss, including the impact of exchange rates, is reported as net interest income and net results of financial transactions.
The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of December 31, 2023, amounted to a Skr -27 million loss (year-end 2022: Skr 2,024 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/– 0.12, which represents the level SEK uses within its prudent valuation framework. For Level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/– 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Year-end Report 2023	Page 18 of 29

Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	December 31, 2023
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input	Valuation method	Sensitivity max	Sensitivity min
Equity	-997	Correlation	0.12 – (0.12)	Option Model	0	0
Interest rate	0	Correlation	0.12 – (0.12)	Option Model	0	0
FX	-1,156	Correlation	0.12 – (0.12)	Option Model	-22	22
Other	-126	Correlation	0.12 – (0.12)	Option Model	0	0
Sum derivatives, net	-2,279				-22	22
Equity	-3,594	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	1	-1
Interest rate	0	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
FX	-4,529	Correlation	0.12 – (0.12)	Option Model	23	-23
		Credit spreads	10BP – (10BP)	Discounted cash flow	22	-22
Other	-148	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-8,271				47	-47
Total effect on total comprehensive income					25	-25
Derivatives, net, December 31, 2022	-4,516				-47	47
Debt securities issued, December 31, 2022	-26,536				202	-202
Total effect on total comprehensive income, December 31, 2022					155	-155

The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/– 10 basis points, respectively. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	December 31, 2023	December 31, 2022	Jan–Dec 2023	Jan-Dec 2022
CVA/DVA, net[1]	-39	-51	11	-37
OCA[2]	-55	-32	-23	100

1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Year-end Report 2023	Page 19 of 29

Note 6. Derivatives

Derivatives by category

Skr mn	December 31, 2023			December 31, 2022
	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,918	1,720	483,545	2,396	2,119	423,124
Currency-related contracts	2,509	9,789	158,019	7,897	8,056	189,323
Equity-related contracts	5	1,002	3,722	11	2,901	12,022
Contracts related to commodities, credit risk, etc.	–	126	5,533	–	111	3,330
Total derivatives	6,432	12,637	650,819	10,304	13,187	627,799

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

The administrative compensation paid by the state to SEK is recognized in the CIRR-system as administrative remuneration to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses includes interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of December 31, 2023, concessionary loans outstanding amounted to Skr 174 million (year-end 2022: Skr 361 million) and operating profit for the program amounted to Skr -17 million (2022: Skr -19 million) for the period January-December 2023. SEK’s administrative compensation for administrating the concessionary credit program amounted to Skr 1 million (2022: Skr 1 million).

Statement of Comprehensive Income for the CIRR-system

Skr mn	Oct-Dec 2023	Jul-Sep 2023	Oct-Dec 2022	Jan-Dec 2023	Jan-Dec 2022
Interest income	626	575	550	2,329	2,231
Interest expenses	-527	-430	-462	-1,904	-2,012
Interest compensation	–	–	–	–	2
Exchange-rate differences	-2	2	-1	1	3
Profit before compensation to SEK	97	147	87	426	224
Administrative remuneration to SEK	-68	-65	-61	-260	-236
Operating profit CIRR-system	29	82	26	166	-12
Reimbursement to (–) / from (+) the State	-29	-82	-26	-166	12

Year-end Report 2023	Page 20 of 29

Statement of Financial Position for the CIRR-system

Skr mn	December 31, 2023	December 31, 2022
Cash and cash equivalents	1	1
Loans	101,361	94,241
Derivatives	4,334	8,571
Other assets	179	218
Prepaid expenses and accrued revenues	1,711	1,597
Total assets	107,586	104,628
Liabilities	105,642	103,336
Derivatives	859	–
Accrued expenses and prepaid revenues	1,085	1,292
Total liabilities	107,586	104,628
Commitments
Committed undisbursed loans	36,505	56,265
Binding offers	–	–

Note 8. Pledged assets and contingent liabilities

Skr mn	December 31, 2023	December 31, 2022
Collateral provided
Cash collateral under the security agreements for derivative contracts	11,098	10,691
Contingent liabilities[1]
Guarantee commitments	7,471	4,802
Commitments[1]
Committed undisbursed loans	54,975	75,369
Binding offers	–	–

1 For expected credit losses in guarantee commitments, committed undisbursed loans and binding offers, see Note 4.

Year-end Report 2023	Page 21 of 29

Note 9. Capital adequacy

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12 and FFFS 2008:25. For further information on capital adequacy and risks, see Note 30 to the annual financial statements included in SEK’s 2022 Annual Report on Form 20-F and see SEK’s 2022 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital Adequacy Analysis

	December 31, 2023	December 31, 2022
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	21.3	20.6
Tier 1 capital ratio	21.3	20.6
Total capital ratio	21.3	20.6

1	Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount.
See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffer.

	December 31, 2023		December 31, 2022
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	8,377	8.0	8,074	8.0
of which Tier 1 requirement of 6 percent	6,283	6.0	6,056	6.0
of which minimum requirement of 4.5 percent	4,712	4.5	4,542	4.5
Pillar 2 capital requirements[3]	3,843	3.7	3,704	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	10,084	9.6	9,013	8.9
Capital buffer requirements	4,271	4.1	3,330	3.3
of which Capital conservation buffer	2,618	2.5	2,523	2.5
of which Countercyclical buffer	1,653	1.6	807	0.8
Pillar 2 guidance[5]	1,571	1.5	1,514	1.5
Total risk-based capital requirement including Pillar 2 guidance	18,062	17.2	16,622	16.5

1	Expressed as a percentage of total risk exposure amount.
2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013, on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012).
3	Individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount, according to the decision from the latest Swedish FSA Supervisory Review and Evaluation Process (“SREP”) on September 29, 2021.
4	Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital, that is 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.67 percent).
5	The Swedish FSA notified SEK on September 29, 2021, within the latest SREP, that in addition to the capital requirements according to Regulation (EU) no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.50 percent of the total risk-weighted exposure amount. The Pillar 2 guidance is not a binding requirement.

	December 31, 2023	December 31, 2022
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	232,462	241,239
Off-balance sheet exposures	8,529	7,357
Total exposure measure	240,991	248,596
Leverage ratio[2]	9.3%	8.4%

1	The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.
2	Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	December 31, 2023		December 31, 2022
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	7,230	3.0	7,458	3.0
Pillar 2 guidance[2]	361	0.2	373	0.2
Total capital requirement relating to Leverage ratio including Pillar 2 guidance	7,591	3.2	7,831	3.2

1	Expressed as a percentage of total exposure amount.
2	The Swedish FSA has on September 29, 2021, notified SEK, within the latest SREP, that SEK may hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total Leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Year-end Report 2023	Page 22 of 29

Own funds – Adjusting items

Skr mn	December 31, 2023	December 31, 2022
Share capital	3,990	3,990
Retained earnings	17,403	16,133
Accumulated other comprehensive income and other reserves	234	212
Independently reviewed profit net of any foreseeable charge or dividend	972	1,009
Common Equity Tier 1 (CET1) capital before regulatory adjustments	22,599	21,344
Additional value adjustments due to prudent valuation[1]	-85	-474
Intangible assets	-34	-44
Fair value reserves related to gains or losses on cash flow hedges	47	97
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	28	9
Negative amounts resulting from the calculation of expected loss amounts	-221	-94
Insufficient coverage for non-performing exposures	-12	–
Total regulatory adjustments to Common Equity Tier 1 capital	-277	-506
Total Common Equity Tier 1 capital	22,322	20,838
Total Own funds	22,322	20,838

1 During the fourth quarter of 2023, SEK has switched accounting method from the core approach to the simplified approach for prudent valuation in accordance with Article 4 of the Delegated Regulation (EU) no 2016/101.

Minimum capital requirements exclusive of buffer

Skr mn	December 31, 2023			December 31, 2022
	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates	4,219	4,206	337	3,012	2,987	239
Exposures in default	77	77	6	102	102	8
Total credit risk standardized method	4,296	4,283	343	3,114	3,089	247
Credit risk IRB method
Central Governments	211,650	9,416	753	242,609	11,018	882
Financial institutions[2]	33,236	6,580	526	33,299	6,356	508
Corporates[3]	144,559	76,038	6,083	136,849	72,779	5,822
Assets without counterparty	284	284	23	351	351	28
Total credit risk IRB method	389,729	92,318	7,385	413,108	90,504	7,240
Credit valuation adjustment risk	n.a.	2,490	199	n.a.	2,565	205
Foreign exchange risk	n.a.	1,174	94	n.a.	800	64
Commodities risk	n.a.	7	1	n.a.	19	2
Operational risk	n.a.	4,442	335	n.a.	3,949	316
Total	394,025	104,714	8,377	416,222	100,926	8,074

1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	Of which counterparty risk in derivatives: EAD Skr 7,127 million (year-end 2022: Skr 6,355 million), Risk exposure amount of Skr 2,167 million (year-end 2022: Skr 2,022 million) and Capital requirement of Skr 173 million (year-end 2022: Skr 162 million).
3	Of which related to specialized lending: EAD Skr 7,315 million (year-end 2022: Skr 6,112 million), Risk exposure amount of Skr 5,757 million (year-end 2022: Skr 4,412 million) and Capital requirement of Skr 461 million (year-end 2022: Skr 353 million).

Credit risk

For classification and quantification of credit risk, SEK uses the internal ratings-based (IRB) approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the PD within one year for each of its counterparties, while the remaining parameters are established in accordance with CRR. Application of the IRB approach requires the Swedish FSA’s permission and is subject to ongoing supervision. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the standardized approach for counterparty credit risk.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized approach.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Year-end Report 2023	Page 23 of 29

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 1 percent to 2 percent as of June 22, 2023. As of December 31, 2023, the capital requirement related to relevant exposures in Sweden was 73 percent (year-end 2022: 71 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of December 31, 2023, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.13 percentage points (year-end 2022: 0.09 percentage points). SEK has not been classified as a systemically important institution by the Swedish FSA. The capital buffer requirements for systemically important institutions that came into force on January 1, 2016, therefore do not apply to SEK.

Pillar 2 guidance

The Swedish FSA will in connection with the Supervisory Review and Evaluation Process (“SREP”) determine appropriate levels for the institution’s own funds. The Swedish FSA will then inform the institution of the differences between the appropriate levels and requirements under the Supervisory Regulation, the Buffer Act and the Pillar 2 requirements. These notifications are called Pillar 2 guidance. The Pillar 2 guidance covers both the risk-based capital requirement and the leverage ratio requirement.

Internally assessed economic capital

Skr mn	December 31, 2023	December 31, 2022
Credit risk	7,350	7,202
Operational risk	434	311
Market risk	1,065	1,466
Other risks	199	205
Capital planning buffer	1,700	2,697
Total	10,748	11,881

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, see Note 30 to the annual financial statements included in SEK’s 2022 Annual Report on Form 20-F.

Liquidity coverage

Skr bn, 12-month average	December 31, 2023	December 31, 2022
Total liquid assets	73.9	58.4
Net liquidity outflows[1]	16.4	10.9
Liquidity outflows	29.3	25.0
Liquidity inflows	13.9	15.7
Liquidity Coverage Ratio	605%	784%

1	Net liquidity outflows are calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows are calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Net stable funding

Skr bn	December 31, 2023	December 31, 2022
Available stable funding	276.3	235.2
Requiring stable funding	210.5	198.2
Net Stable Funding Ratio	131%	119%

Information on Net Stable Funding Ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Year-end Report 2023	Page 24 of 29

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures by exposure class

	Credits & interest-bearing securities				Committed undisbursed loans, derivatives, etc.				Total
	December 31, 2023		December 31, 2022		December 31, 2023		December 31, 2022		December 31, 2023		December 31, 2022
Skr bn	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	159.1	46.3	162.3	46.2	46.8	67.2	65.0	75.0	205.9	49.8	227.3	51.9
Regional governments	11.9	3.5	22.5	6.4	0.7	1.0	0.8	0.9	12.6	3.0	23.3	5.3
Multilateral development banks	5.0	1.4	6.1	1.7	0.0	0.0	0.4	0.5	5.0	1.2	6.5	1.5
Public Sector Entity	–	–	2.1	0.6	–	–	–	–	–	–	2.1	0.5
Financial institutions	25.8	7.5	26.1	7.4	7.5	10.8	7.5	8.6	33.3	8.1	33.6	7.6
Corporates	141.8	41.3	132.4	37.7	14.6	21.0	13.0	15.0	156.4	37.9	145.4	33.2
Total	343.6	100.0	351.5	100.0	69.6	100.0	86.7	100.0	413.2	100.0	438.2	100.0

Net exposure by region and exposure class, as of December 31, 2023

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.0	0.2	0.5	0.5	–	180.9	21.7	2.1	205.9
Regional governments	–	–	–	–	–	11.2	1.3	0.1	12.6
Multilateral development banks	–	–	–	1.0	–	–	4.0	–	5.0
Financial institutions	0.1	–	0.1	1.8	–	18.3	13.0	–	33.3
Corporates	0.6	0.8	2.4	6.7	3.7	98.0	43.3	0.9	156.4
Total	0.7	1.0	3.0	10.0	3.7	308.4	88.3	3.1	413.2

Net exposure by region and exposure class, as of December 31, 2022

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.0	0.3	2.4	0.8	–	191.3	30.3	2.2	227.3
Regional governments	–	–	–	–	–	19.2	4.1	–	23.3
Multilateral development banks	–	0.3	–	1.1	–	–	5.1	–	6.5
Public Sector Entity	–	–	–	–	–	–	2.1	–	2.1
Financial institutions	0.1	–	0.2	1.3	–	16.0	15.9	0.1	33.6
Corporates	0.2	1.0	1.3	6.5	3.8	97.0	34.4	1.2	145.4
Total	0.3	1.6	3.9	9.7	3.8	323.5	91.9	3.5	438.2

Year-end Report 2023	Page 25 of 29

Net exposure to European countries, excluding Sweden

Skr bn	December 31, 2023	December 31, 2022
France	16.1	16.2
Luxembourg	12.2	10.6
Finland	11.4	11.6
Germany	9.4	13.1
United Kingdom	7.1	10.5
Denmark	6.9	5.6
Norway	5.7	5.4
Belgium	3.7	3.2
Austria	3.3	5.9
Spain	2.6	2.3
Ireland	2.2	1.5
Poland	2.2	2.3
Portugal	1.3	1.0
The Netherlands	0.6	4.0
Switzerland	0.6	0.6
Serbia	0.4	0.5
Italy	0.2	0.2
Estonia	0.1	0.1
Czech Republic	0.1	0.2
Lithuania	0.1	0.2
Latvia	0.1	0.1
Iceland	0.1	0.1
Slovakia	0.1	0.1
Total	86.5	95.3

Note 11. Reference interest rate reform

Since the 2010s, there has been an ongoing reform to replace or amend benchmark interest rates such as LIBOR and other interbank offered rates (“IBOR”). SEK has been directly affected by the reference interest rate reform primarily from its lending contracts with floating interest rates, its lending and borrowing contracts at fixed interest rates that are hedged to floating interest rates as well as swaps to floating interest rates. All LIBORs, except for certain USD LIBOR settings, ceased to exist by the end of 2021 and were replaced by alternative reference rates. The final LIBOR maturities ceased to exist following June 30, 2023. Nordic IBORs such as STIBOR, CIBOR and NIBOR are expected to continue to exist. SEK has adhered to the 2020 ISDA Fallback Protocol, which sets a market standard for handling between counterparties the conversion of derivatives to a new reference interest rate during the reference interest rate reform. For lending contracts, conversion is handled by agreement. As of 31 December 2023, all contracts have been migrated from USD LIBOR. A few contracts use synthetic USD LIBOR. SEK has applied the relief under IFRS 9 Reform for new reference rates.

Note 12. Transactions with related parties

Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2022 Annual Report on Form 20-F. No material changes have taken place in relation to transactions with related parties compared to the description in SEK’s 2022 Annual Report on Form 20-F.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Year-end Report 2023	Page 26 of 29

The Board of Directors and the Chief Executive Officer confirm that this year-end report provides a fair overview of the Consolidated Group’s operations and financial position and results, and describes material risks and uncertainties facing the Consolidated Group.

Stockholm, January 23, 2024

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lennart Jacobsen	Håkan Berg
Chairman of the Board	Director of the Board

Anna Brandt	Paula da Silva	Reinhold Geijer
Director of the Board	Director of the Board	Director of the Board

Hanna Lagercrantz	Katarina Ljungqvist	Eva Nilsagård
Director of the Board	Director of the Board	Director of the Board

Magnus Montan
Chief Executive Officer

Annual General Meeting

The company’s annual general meeting will be held March 26, 2024.

Annual Report on Form 20-F

The company’s Annual and Sustainability report is expected to be available on SEK’s website www.sek.se beginning February 23, 2024.

SEK has established the following expected dates for the publication of financial information and other related matters:

April 23, 2024	Interim report for the period January 1, 2024 – March 31, 2024
July 16, 2024	Interim report for the period January 1, 2024 – June 30, 2024
October 22, 2024	Interim report for the period January 1, 2024 – September 30, 2024

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on January 23, 2024, 15:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2022 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Year-end Report 2023	Page 27 of 29

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

* After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

* Average interest-bearing assets

This item includes cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public, and is calculated using the opening and closing balances for the reporting period.

* Average interest-bearing liabilities

This item includes borrowing from credit institutions, borrowing from the public and debt securities issued and is calculated using the opening and closing balances for the reporting period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

* CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Green bond

A green bond is a bond where the capital is earmarked for various forms of environmental projects.

Green lending and green loans

SEK’s green lending comprises green loans that promote the transition to a low-carbon economy. The classification is performed by sustainability analysts at SEK. The effects that the loan will give rise to, such as reduced emissions of greenhouse gases, are monitored and reported. Green loans are categorized under SEK’s framework for green bonds and green loans finance products or services that lead to significant and demonstrable progress toward the goal of sustainable development.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

* Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with CRRII.

* New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

* New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

* Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Social loans

Social loans are offered to exporters and suppliers for projects, often in developing countries, whose aim is to improve social conditions.

Sustainability-linked loans

Sustainability-linked loans concern working capital connected to the borrower’s sustainability targets, for example, energy-efficiency enhancements, reduced transportation or reduced number of accidents. If the borrower reaches their targets, they are rewarded with a lower interest rate.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

Year-end Report 2023	Page 28 of 29

About Swedish Export Credit Corporation (SEK)

SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and enable selling goods and services to customers worldwide.

SEK’s mission	Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes making available fixed-interest export credits within the officially supported CIRR-system.
SEK’s vision	Our vision is a sustainable world through increased Swedish exports.
SEK’s core values	We are a high performing team. Our mission and our ability to make an impact lead to pride and job satisfaction. We are Proactive Engaged Team players.
SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 500 million and that are linked to Swedish interests and exports.
SEK’s partnerships	Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.

Year-end Report 2023	Page 29 of 29